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Exhibit 12

Alliant Techsystems Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
 (Dollars in thousands)

	Fiscal Year Ended March 31,
	2008	2007	2006	2005	2004
Earnings:
Income before income taxes and minority interest	$350,381	$264,796	$227,557	$220,540	$217,796
Plus fixed charges	91,616	85,970	110,115	73,285	67,297

Earnings	$441,997	$350,766	$337,672	$293,825	$285,093

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$81,578	$76,144	$100,837	$65,382	$60,327
Estimated interest factor of rental expense	10,038	9,826	9,278	7,903	6,970

Fixed Charges	$91,616	$85,970	$110,115	$73,285	$67,297

Ratio of Earnings to Fixed Charges(1)	4.82	4.08	3.07	4.01	4.24

Rent expense	62,739	61,410	57,989	49,396	43,563
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

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  Exhibit 12